David P. Valenti (512) 236-2374 (Direct Dial) (512) 391-2152 (Direct Fax) dvalenti@jw.com

June 14, 2007

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention: Brigitte Lippmann

Re:	Liberty Renewable Fuels, LLC

Promotional Materials Submitted as Correspondence on July 14, 2007
File Number 333-140098

Dear Ms. Lippmann:

We are writing on behalf of our client, Liberty Renewable Fuels, LLC, with respect to the offering noted above. Liberty has finalized the first set of promotional materials it desires to use in connection with the offering. In accordance with our conversation of last week regarding submission of promotional materials, concurrently with this letter Liberty has submitted promotional materials for review by the Staff. Such materials have been submitted as correspondence per our conversation. In addition, Liberty will shortly be filing a prospectus supplement pursuant to Rule 424(c) describing such promotional materials. Liberty anticipates that additional promotional materials will be submitted for review by the Staff as soon as they are finalized.

Please feel free to contact the undersigned at (512) 236-2374 or Steven R. Jacobs at (210) 978-7727, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ David P. Valenti

David P. Valenti

DPV

Date

Name

Address

Address

Re:	Investment in Liberty Renewable Fuels, LLC

Dear

Liberty Renewable Fuels, LLC is pleased to announce that our registration of securities with the Securities and Exchange Commission is effective as of 3:00 p.m. eastern time on June 7, 2007. With the sales of its membership units through this public offering, Liberty Renewable Fuels, LLC intends to build and operate a 110-million gallon per year ethanol plant near Ithaca, Michigan.

As part of our core commitment to local ownership, Liberty will be holding public informational meetings throughout the state, thereby allowing potential investors to meet personally with members of our Board of Managers and to familiarize themselves with the details of our project. In the span of four weeks, Liberty Renewable Fuels, LLC will hold around 55 public meetings.

We have enclosed for your reference the complete schedule of Liberty Renewable Fuel’s investment meetings. We encourage you to attend! If you are interested in a prospectus prior to the meeting, please contact our office toll free at 877-444-2676.

If you have any questions, we welcome your call at 989-743-1042, or visit our website at www.libertyrf.com.

Sincerely,

David Skjaerlund, PhD

President/CEO

Liberty Renewable Fuels, LLC

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Name Address Address

Date

Dear

Liberty Renewable Fuels is pleased to announce that our registration of securities with the Securities and Exchange Commission is effective as of 3:00 p.m. eastern time on June 7, 2007. Based on your previously expressed interest in Liberty Renewable Fuels, LLC, a prospectus, subscription agreement, and member signature page to our Company Agreement are enclosed. Please review the prospectus thoroughly.

As part of our core commitment to local ownership, our Board of Managers will be hosting public informational meetings throughout the state. We have enclosed for your reference the complete schedule of investment meetings. We encourage you to attend!

If you have reached a decision about investing, please complete the Subscription Agreement and return it along with a check for 20% down payment made out to “Fifth Third Bank, escrow agent for Liberty Renewable Fuels, LLC.” Please mail payment and subscription agreement to:

Liberty Renewable Fuels, LLC
Attn: Jennifer Clark
P.O. Box 335
Owosso, MI 48867

As explained in the subscription agreement, the remaining balance of your investment will be due within 15 days after written notification is received by the subscriber from Liberty Renewable Fuels, LLC that the other conditions to the release of the escrow have been satisfied.

If you have further questions, please call us at 989-743-1042, or toll free at 877-444-C2O6R7N6.

Sincerely,

David Skjaerlund, PhD

President/CEO

Liberty Renewable Fuels, LLC

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Name Address Address

Date

Dear

Thank you for your interest in Liberty Renewable Fuels. We are pleased you were in attendance at our recent equity drive meeting in                     . We trust you found the meeting educational and helpful. We hope you share in our excitement about this project and our commitment to making local ownership possible.

If you have any further questions, we encourage you to attend another meeting or to call us at the office at 989-743-1042, or toll free at 877-444-C2O6R7N6. We will put you in touch with a member of our Board of Managers that very day to ensure that you get timely and accurate information.

If you have reached a decision about investing, you can complete the Subscription Agreement and return it along with a check for 20% down payment made out to “Fifth Third Bank, escrow agent for Liberty Renewable Fuels, LLC.” Please mail payment and subscription agreement to:

Liberty Renewable Fuels, LLC
Attn: Jennifer Clark
P.O. Box 335
Owosso, MI 48867

As explained in the subscription agreement, the remaining balance of your investment will be due within 15 days after written notification is received by the subscriber from Liberty Renewable Fuels, LLC that the other conditions to the release of the escrow have been satisfied.

Thank you again for your participation and we hope to hear from you soon.

Sincerely,

David Skjaerlund, PhD

President/CEO

Liberty Renewable Fuels, LLC

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Date

Name

Address

Address

Dear

Thank you for your interest in Liberty Renewable Fuels, LLC. Per your request, we are enclosing a prospectus, subscription agreement, and member signature page to our Company Agreement are enclosed. Please review the prospectus thoroughly.

As part of our core commitment to local ownership, our Board of Managers will be hosting public informational meetings throughout the state. We have enclosed for your reference the complete schedule of investment meetings. We encourage you to attend!

If you have reached a decision about investing, please complete the Subscription Agreement and return it along with a check for 20% down payment made out to “Fifth Third Bank, escrow agent for Liberty Renewable Fuels, LLC.” Please mail payment and subscription agreement to:

Liberty Renewable Fuels, LLC
Attn: Jennifer Clark
P.O. Box 335
Owosso, MI 48867

As explained in the subscription agreement, the remaining balance of your investment will be due within 15 days after written notification is received by the subscriber from Liberty Renewable Fuels, LLC that the other conditions to the release of the escrow have been satisfied.

If you have further questions, please call us at 989-743-1042, or toll free at 877-444-C2O6R7N6.

Sincerely,

David Skjaerlund, PhD

President/CEO

Liberty Renewable Fuels, LLC

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Date

Name

Address

Address

Dear :

Thank you again for your support of our ethanol project, Liberty Renewable Fuels, LLC. Your participation confirms the interest in and importance of public ownership in our industry. We are very pleased to have you with us.

We have received a number of phone calls from individuals who have committed financially in Liberty Renewable Fuels, LLC, just like yourself, asking if it was possible to increase the number of shares they have committed to. The answer is yes! If you also share this interest, you are welcome to contact us at our office toll free at 877-444-C2O6R7N6. We would be glad to assist you with completing the appropriate paperwork.

We thank you again for your participation in this project. If we may be of any further assistance, please do not hesitate to call on us.

Sincerely,

David Skjaerlund, PhD

President/CEO

Liberty Renewable Fuels, LLC

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Date

Name

Address

Address

Dear

Local ownership in a Michigan-based ethanol plant is now a possibility! Liberty Renewable Fuels, LLC is pleased to announce that our registration of securities with the Securities and Exchange Commission is effective as of 3:00 p.m. eastern time on June 7, 2007. With the sales of its membership units through this public offering, Liberty Renewable Fuels, LLC intends to build and operate a 110-million gallon per year ethanol plant near Ithaca, Michigan.

As part of our core commitment to local ownership, Liberty will be holding public informational meetings throughout the state, thereby allowing potential investors to meet personally with members of our Board of Managers and to familiarize themselves with the details of our project. In the span of four weeks, Liberty Renewable Fuels, LLC will hold around 55 public meetings.

We have enclosed for your reference the complete schedule of Liberty Renewable Fuel’s investment meetings. We encourage you to attend! We would appreciate the chance to meet with you in person to discuss what local ownership can mean to Michigan agriculture. If you are interested in a prospectus prior to the meeting, please contact our office toll free at 877-444-2676.

If we may be of any further assistance, please do not hesitate to call us, or visit our website at www.libertyrf.com.

Sincerely,

David Skjaerlund, PhD

President/CEO

Liberty Renewable Fuels, LLC

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Date

Name

Address

Address

Dear

Local ownership in a Michigan-based ethanol plant is now a possibility! Liberty Renewable Fuels, LLC is pleased to announce that our registration of securities with the Securities and Exchange Commission is effective as of 3:00 p.m. eastern time on June 7, 2007. With the sales of its membership units through this public offering, Liberty Renewable Fuels, LLC intends to build and operate a 110-million gallon per year ethanol plant near Ithaca, Michigan.

As part of our core commitment to local ownership, Liberty will be holding public informational meetings throughout the state, thereby allowing potential investors to meet personally with members of our Board of Managers and to familiarize themselves with the details of our project. In the span of four weeks, Liberty Renewable Fuels, LLC will hold around 55 public meetings.

We have enclosed for your reference the complete schedule of Liberty Renewable Fuel’s investment meetings. We encourage you to attend! We would appreciate the chance to meet with you in person to discuss what local ownership can mean to Michigan communities. If you are interested in a prospectus prior to the meeting, please contact our office toll free at 877-444-2676.

If we may be of any further assistance, please do not hesitate to call us, or visit our website at www.libertyrf.com.

Sincerely,

David Skjaerlund, PhD

President/CEO

Liberty Renewable Fuels, LLC

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 1-877-444-2676, attending one of the meetings near you,

or visiting us at www. libertyrf.com.

Statements made in this publication about Liberty Renewable Fuels, LLC’s future production, operations or other future prospects other than statements of historical facts are forward-looking statements and are subject to a number of uncertainties that could cause actual results to differ materially from the statements made, including risks associated with the ethanol industry generally, and the ability of the plant to timely meet all requirements of financing and construction of the plant. See Liberty Renewable Fuels, LLC’s prospectus for information about the risks of

Liberty Renewable Fuels, LLC’s public offering.

Liberty Renewable Fuels LLC
Invites potential investors to be part of a locally developed 110 million gallon ethanol plant project located near Ithaca, MI

Please visit our website at www.libertyrf.com or call toll free 1-877-444-CORN for a complete list of meeting locations or to receive an investor packet.

Liberty Renewable Fuels is planning to raise a minimum of $ 50,000,000 and a maximum of $100,000,000 in a public offering which has been registered with the SEC and various states. Membership units in

Liberty Renewable Fuels will be sold at a price of $5,000 per unit with a minimum purchase of 4 units or $20,000. Additional units may be purchased in increments of 1 unit at $5,000 per unit. You must be a qualified resident of Colorado, Florida, Georgia, Illinois, Indiana, Iowa,

Kansas, Maryland, Michigan, Minnesota, Ohio, Pennsylvania,

South Dakota, Tennessee or Wisconsin in order to invest.

We reserve the right to close the offering upon selling the minimum of $50,000,000. The schedule of investor meetings is subject to change or cancellation.

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of  these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such  state.

Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the  Liberty

Renewable Fuels office at 1-877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Investment opportunity available to residents of:
Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland,
Michigan, Minnesota, Ohio, Pennsylvania, South Dakota,
Tennessee or Wisconsin

Liberty Renewable Fuels, LLC
PO Box 335, Owosso, MI 48867
Phone 989-743-1042 Fax 989-743-1032

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 1-877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Investment opportunity available to residents of:
Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland,
Michigan, Minnesota, Ohio, Pennsylvania, South Dakota,
Tennessee or Wisconsin

Liberty Renewable Fuels, LLC
PO Box 335, Owosso, MI 48867
Phone 989-743-1042 Fax 989-743-1032

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 1-877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Investment opportunity available to residents of:
Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland,
Michigan, Minnesota, Ohio, Pennsylvania, South Dakota,
Tennessee or Wisconsin

Liberty Renewable Fuels, LLC
PO Box 335, Owosso, MI 48867
Phone 989-743-1042 Fax 989-743-1032

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 1-877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Equity Drive Meeting Attendees:

Phone Call Script for Staff Members Callback:

Hello, I am calling on behalf of Liberty Renewable Fuels, the ethanol plant project located in Ithaca, MI.

I wanted to thank you for attending one of our recent equity drive meetings, and see if you have any unanswered questions about the project,

(pause) (answer questions with only facts or tell them you will have a board member call them back)

We would sure like to see you join us in this local ethanol project.

Don’t be afraid to give us a call at 877-444-C2O6R7N6, if you have additional questions.

Pleasant goodbye and thank you.

Investment opportunity available to residents of:	Investment opportunity available to residents of:

Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland,	Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland,
Michigan, Minnesota, Ohio, Pennsylvania, South Dakota,	Michigan, Minnesota, Ohio, Pennsylvania, South Dakota,
Tennessee or Wisconsin	Tennessee or Wisconsin

Liberty Renewable Fuels, LLC	Liberty Renewable Fuels, LLC
PO Box 335, Owosso, MI 48867	PO Box 335, Owosso, MI 48867
Phone 989-743-1042 Fax 989-743-1032	Phone 989-743-1042 Fax 989-743-1032

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 1-877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.	This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 1-877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Investment opportunity available to residents of:	Investment opportunity available to residents of:

Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland,	Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland,
Michigan, Minnesota, Ohio, Pennsylvania, South Dakota,	Michigan, Minnesota, Ohio, Pennsylvania, South Dakota,
Tennessee or Wisconsin	Tennessee or Wisconsin

Liberty Renewable Fuels, LLC	Liberty Renewable Fuels, LLC
PO Box 335, Owosso, MI 48867	PO Box 335, Owosso, MI 48867
Phone 989-743-1042 Fax 989-743-1032	Phone 989-743-1042 Fax 989-743-1032

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 1-877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.	This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 1-877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Radio Script:

If you’ve been thinking about investment opportunities, have you considered the ethanol industry? As a growing part of this nation’s energy policy, ethanol is clean, renewable, and increasing in demand. Liberty Renewable Fuels is building a 110 million gallon-per-year ethanol plant near Ithaca, MI. Now, you have the chance to be an initial investor in this locally developed project! Call 877-444-CORN for investor information and to learn more about the ethanol industry. Again, please call Liberty Renewable Fuels toll free at 877-444-CORN or visit our website, www.libertyrf.com.

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Radio Script:

The opportunity is now here for you to be a part of the ethanol industry! Liberty Renewable Fuels intends to build a 110 million gallon per year ethanol plant near Ithaca, MI and you have the opportunity to be involved. We are currently raising equity for this project!

Today:

There will be an informational meeting tonight in                          at the                          at          pm.

Tomorrow:

There will be informational meetings today in	at	am
	at	pm
	at	pm

Visit us online at www.libertyrf.com or call 877-444-CORN for more information on these and other meetings.

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Radio Script before kickoff meeting:

Local ownership in a Michigan-based ethanol plant is now a possibility! Liberty Renewable Fuels intends to build a 110 million gallon per year ethanol plant near Ithaca, MI. Membership units in this locally-developed plant are available for purchase. This is your chance to take ownership in the ethanol industry! We will kick off our equity drive at                                     . Liberty Renewable Fuels has additional meetings planned throughout the state. Visit us online at www.libertyrf.com or call 877-444-CORN for more information. Again, please call Liberty Renewable Fuels at 877-444- CORN or visit us at www.libertyrf.com.

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Radio Script:

Local ownership in a Michigan-based ethanol plant is now a possibility! Liberty Renewable Fuels intends to build a 110 million gallon per year ethanol plant near Ithaca, MI. Membership units in this locally-developed plant are available for purchase. This is your chance to take ownership in the ethanol industry! We would like to invite you to meet us in person at one of our informational meetings in your area. Meetings are being held daily, so please contact us soon for details. Visit us online at www.libertyrf.com or call 877-444-CORN for more information. Once again, please call Liberty Renewable Fuels at 877-444-CORN or visit us at www.libertyrf.com.

This communication is neither an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the Liberty Renewable Fuels office at 877-444-2676, attending one of the meetings near you, or visiting us at www.libertyrf.com.

Informational Websites	Informational Websites

www.ethanolmarket.com	www.ethanolmarket.com
www.ethanol-gec.org	www.ethanol-gec.org
www.icispricing.com	www.icispricing.com
www.cme.com	www.cme.com
www.economictrends.blogspot.com	www.economictrends.blogspot.com
www.purchasing.com	www.purchasing.com
www.ethanolrfa.org/industry/statistics/#A	www.ethanolrfa.org/industry/statistics/#A
www.cbot.com	www.cbot.com
www.ethanolRFA.org	www.ethanolRFA.org
www.e85fuel.com	www.e85fuel.com
www.ethanol.org	www.ethanol.org
www.drivingethanol.org	www.drivingethanol.org
www.alerusagcoopstock.com	www.alerusagcoopstock.com
www.agstocktrade.com	www.agstocktrade.com
www.libertyrf.com	www.libertyrf.com

Informational Websites	Informational Websites

www.ethanolmarket.com	www.ethanolmarket.com
www.ethanol-gec.org	www.ethanol-gec.org
www.icispricing.com	www.icispricing.com
www.cme.com	www.cme.com
www.economictrends.blogspot.com	www.economictrends.blogspot.com
www.purchasing.com	www.purchasing.com
www.ethanolrfa.org/industry/statistics/#A	www.ethanolrfa.org/industry/statistics/#A
www.cbot.com	www.cbot.com
www.ethanolRFA.org	www.ethanolRFA.org
www.e85fuel.com	www.e85fuel.com
www.ethanol.org	www.ethanol.org
www.drivingethanol.org	www.drivingethanol.org
www.alerusagcoopstock.com	www.alerusagcoopstock.com
www.agstocktrade.com	www.agstocktrade.com
www.libertyrf.com	www.libertyrf.com

For Immediate Release	Contact:	Jennifer Clark
989-743-1042

Liberty Renewable Fuels gives Michigan chance to invest in ethanol

ITHACA—Liberty Renewable Fuels, LLC, announced today it is giving local investors an opportunity to help drive America’s energy independence by investing in Michigan’s largest ethanol plant, a 110 million gallon a year project near Ithaca, in Gratiot County.

“We are thrilled to have progressed to this point in our project. We are now able to invite the public to join in our effort,” said David Skjaerlund, President and CEO of Liberty. “Too often these opportunities go only to Wall Street. We’re giving Main Street Michigan a chance to invest on the ground floor. We know of no other ethanol plant in Michigan that has filed with the Securities and Exchange Commission to allow a public offering prior to plant construction. This is unique for our state.”

Liberty’s registration of securities with the Securities and Exchange Commission is effective as of 3 p.m. eastern time June 7, 2007. The company is offering ownership interests for $5,000 per unit, with a minimum purchase of four units (or $20,000). Liberty plans to raise between $50 million and $100 million in a public offering.

Meetings are scheduled throughout the state beginning July 9 to provide easy access to detailed investment information for those who are interested in investing in the plant. To find a meeting in your community or to request an investor’s packet, visit www.libertyrf.com or call 989-743-1042.

Skjaerlund is confident the company has a secure future in the ethanol industry. “Liberty has been committed from the start to a forward-looking approach to addressing key business aspects required for an ethanol plant to be successful,” said Skjaerlund.

Liberty has partnered and signed multi-year agreements with regional grain elevators to help provide the corn necessary for the ethanol plant. Site work on the 435 acre site has been underway since January 2007. The construction team ICM is expected to complete the Ithaca facility in the third quarter of 2008.

In addition, Skjaerlund said Liberty has executed a term sheet for project financing with Farm Credit Services of Grand Forks and GreenStone Farm Credit Services has offered to extend credit to their Greenstone members who invest in Liberty.

The Ithaca plant, one of six ethanol operations in Michigan, is expected to process 40 million bushels of corn into 110 million gallons of ethanol annually. In addition to ethanol, the plant will also produce 354,000 tons of distillers’ grains for animal feed.

Ethanol is a clean-burning high-octane fuel that can be used in vehicles as a fuel or as a gasoline fuel additive. According to the U. S. Energy Information Administration, the demand for ethanol will likely exceed 14 billion gallons in the next few years. It is blended with one-third of the gasoline consumed in the United States. Five million vehicles in the U. S. today are flexible fuel vehicles capable of using fuel that is a mix of 85 percent ethanol and 15 percent gasoline.

####